EXHIBIT 99.1

GOLDEN GREEN ENTERPRISES LIMITED ANNOUNCES THE FILING OF A REGISTRATION STATEMENT FOR AN UNDERWRITTEN PUBLIC OFFERING OF ITS ORDINARY SHARES

ZHENGZHOU, Henan Province, China, Sep. 18, 2009 -- Golden Green Enterprises Limited (OTCBB: GGEEF) ("Golden Green"), a leading producer of cold-rolled, high-precision steel products for the China market, has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) for an underwritten public offering of its ordinary shares.  The number of ordinary shares to be offered and the price range for the offering have not yet been determined.  Maxim Group, LLC is acting as the lead managing underwriter for the offering.

A registration statement relating to the ordinary shares has been filed with the SEC but has not yet become effective.  The ordinary shares to be sold in the offering may not be sold, nor may any offers to buy be accepted, prior to the time the registration statement becomes effective.  This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This announcement is being issued pursuant to and in accordance with Rule 134 under the Securities Act of 1933, as amended.

The offering of the ordinary shares will be made only by means of a prospectus.  When available, copies of the written prospectus relating to the offering can be obtained by contacting the prospectus department at Maxim Group, LLC at 405 Lexington Avenue, New York, New York 10174, or by telephone at 800-724-0761.

Golden Green expects to use the majority of the net proceeds from the offering of its ordinary shares to construct and expand its manufacturing facilities and production lines, fund research and development efforts for new and existing products and for working capital.

About Golden Green Enterprises Limited

Golden Green, a British Virgin Islands holding company which, through its operating subsidiary, Henan Green Complex Materials Co., Ltd ("Henan Green") produces and distributes cold-rolled, high precision steel on a contract manufacturing basis in China. Henan Green utilizes a variety of processes and technological methodologies to convert steel manufactured by third parties into thin steel sheet and plates. Henan Green focuses predominantly on high-end, high precision, ultra thin, high strength cold-rolled steel products which are used in a variety of industrial and consumer applications including food and industrial packaging, construction materials, telecommunications and electrical appliances. Henan Green is located in Henan Province, Peoples' Republic of China and maintains a website (www.henangr.com) that contains information in the Chinese language about the company.

Cautionary Notice Regarding Forward-Looking Statements

Certain of the statements made herein are "forward-looking statements," within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2008 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.